NKGen Biotech, Inc.

3001 Daimler Street

Santa Ana, CA 92705

December 15, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tyler Howes

Jason Drory

Re:	NKGen Biotech, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed November 29, 2023

File No. 333-275094

Ladies and Gentlemen:

This letter sets forth the responses of NKGen Biotech, Inc. (the “Registrant”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter, dated December 8, 2023 (the “Comment Letter”), with respect to the Registration Statement on Form S-1 filed with the Commission by the Registrant on October 19, 2023 (the “Registration Statement”), which was amended by Amendment No. 1 to the Registration Statement filed by the Company to with Commission on November 29, 2023 (“Amendment No. 1”). Amendment No. 1 has been revised to reflect the Registrant’s responses to the Comment Letter from the Staff.

For your convenience, each comment of the Staff from the Comment Letter has been set forth in bold and italics below and the Registrant’s comments have been provided immediately thereafter. Unless otherwise indicated, capitalized terms used herein have the same meanings assigned to them in Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

In addition, the Registrant has revised the Registration Statement in response to the Staff’s comments and the Registrant is concurrently filing Amendment No. 2 with this letter, which reflects these revisions and updates certain other information. Page numbers in the text of the Registrant’s responses correspond to page numbers in Amendment No. 2.

Securities and Exchange Commission

December 15, 2023

Amendment No. 1 to the Registration Statement on Form S-1 filed November 29, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward Purchase Agreements, Subscription Agreements and Side Letter, page 75

1.	We note your response to prior comment 8. Please further revise to provide a plain English description of your Forward Purchase Agreements and related agreements, including the following:

•	Describe the “Reset Price,” “Valuation Date,” “Cash Settlement Payment Date,” and any other terms for which you do not clearly define;

•	Describe how the “Dilutive Offering Reset” and “Right of First Refusal” provisions work and how they may affect your ability to raise additional funds;

•	Provide examples on how the agreements operate;

•	Describe the risks and benefits to each of you and the FPA Investors based on how the agreements operate; and

•	Revise to clearly explain your reasoning for entering into theses agreements.

RESPONSE: In response to the Staff’s comment, the Registrant has revised and expanded the disclosure on the pages 82 to 86 of Amendment No. 2 to (i) describe additional key defined terms, (ii) how the relevant provisions including the “Dilutive Offering Reset” provision work, (iii) provide examples on how the agreements operate, (iv) describe the relevant risks and potential benefits to the Registrant and the FPA Investors and (v) clarify the reasoning for the Registrant to enter into the agreements. The Registrant respectfully advises the Staff that the Forward Purchase Agreements and related agreements do not include a “Right of First Refusal” provision and therefore no additional disclosure has been added regarding such provision in Amendment No. 2. The Registrant has also updated the relevant risk factor on page 58 of Amendment No. 2 to disclose the relevant risks to the Registrant and other securityholders.

We hope the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions related to this letter, please contact Ken Rollins at (858) 550-6136.

Sincerely,

/s/ Paul Y. Song
Paul Y. Song

cc:	Pierre Gagnon, NKGen Biotech, Inc.

Ken Rollins, Cooley LLP

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